UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mercury General Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of class of securities)

589400100

(CUSIP number)

December 31, 2016

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 589400100

1.	Name of Reporting Person: George Joseph
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 19,613,615 (1)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 19,613,615 (1)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,613,615(1)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (11): 35.4% (2)
12.	Type of Reporting Person: IN

(1)	Ownership as of August 28, 2020. Includes 681 shares held in the Issuer’s profit sharing plan.
(2)

Based upon 55,357,691 issued and outstanding shares of the Issuer’s Common Stock, at July 29, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) for the quarter ended June 30, 2020.

This Amendment No. 5 amends the Schedule 13G/A Amendment No. 4, filed with the SEC on February 13, 1998 to report Mr. Joseph’s updated holdings, which gives effect to transactions that occurred in 2016 and 2020.

Item 1.	(a)	Name of Issuer:

Mercury General Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

4484 Wilshire Boulevard Los Angeles, California 90010

Item 2.	(a)	Name of Person Filing:

George Joseph

	(b)	Address or Principal Business Office or, if none, Residence:

4484 Wilshire Boulevard, Los Angeles, California 90010

	(c)	Citizenship or Place of Organization:

U.S.A.

	(d)	Title of Class of Securities:

Common Stock, No Par Value

	(e)	CUSIP Number:

589400100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	19,613,615	(1)
(b)	Percent of class:	35.4%	(2)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	19,613,615	(1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	19,613,615	(1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Ownership as of August 28, 2020. Includes 681 shares held in the Issuer’s profit sharing plan.
(2)	Based upon 55,357,691 issued and outstanding shares of the Issuer’s Common Stock, at July 29, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC for the quarter ended June 30, 2020.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2020	/s/ George Joseph
By: George Joseph